FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

MAG Silver Corp.

(SEC File No. 0-50437)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

[X]      Form 40-F   [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004

        “George Young”

GEORGE S. YOUNG

President, CEO

FORM 6K - MARCH 2004

MAG Silver Corp.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.                REPORTING ISSUER

MAG SILVER CORP.

800 – 409 Granville Street  Vancouver BC, V6C 1T2

Telephone:  (604) 630-1399   Facsimile:   (604) 484-4710

ITEM 2.                DATE OF MATERIAL CHANGE

April 30, 2004

ITEM 3.                PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated April 30, 2004

ITEM 4.                SUMMARY OF MATERIAL CHANGE

MAG announces that it is active on seven projects in proven silver districts with known high-grade potential. Since inception in 2003, MAG has maintained a focus on projects with potential in any conceivable silver-gold market, including the current volatile markets.

ITEM 5.                FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated April 30, 2004.

ITEM 6.                    RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND

                         SECTION 118(2) OF THE ACT ALBERTA)N/A

ITEM 7.         OMITTED INFORMATION  N/A

ITEM 8.                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:   George Young, President   Phone: (604) 630-1399

ITEM 9.                STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 30th day of April, 2004.

MAG Silver Corp.

“George S. Young”

FORM 6K - MARCH 2004

MAG Silver Corp.

George S. Young, President

800-409 Granville Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399    Fax: (604) 484-4710

NR 04-06
TSX-V: MAG	April 30, 2004

MAG SILVER EXPLORATION UPDATE

MAG Silver Corp. (TSX-V:MAG) announces that it is active on seven projects in proven silver districts with known high-grade potential. Since inception in 2003, MAG has maintained a focus on projects with potential in any conceivable silver-gold market, including the current volatile markets.

MAG President George Young said, “We remain very bullish on silver and gold. We see no signs that the fundamentals that have caused these metals to improve over the last 2 years have changed and believe that the recent downward volatility in the silver and gold markets is temporary. However, these drops provide a backdrop for MAG to reiterate and reinforce its philosophy of focusing on district-scale exploration in high-grade systems. Silver grades of over 20 ounces per ton kept Fresnillo profitable during the lowest silver prices seen in the last 25 years. Historic Batopilas grades (see below), measured in percent, could weather almost any market low imaginable. MAG’s commitment to aggressive exploration in these, and the other high-grade districts in our inventory, gives our shareholders the kind of downside protection that only high grade can provide. It also avoids the uncertainties inherent in moving marginal projects forward in the face of volatile prices.

The following is summarized from a broader technical update available on the MAG Siler website (www.magsilver.com)

Juanicipio and Lagartos Projects, Zacatecas, Mexico: MAG has just approved and commenced a Phase 3 Exploration Program for its 100% owned Juanicipio and related Lagartos Properties along the famous Fresnillo Trend in Zacatecas. The program includes 3,000 metres of core drilling, continuing geologic mapping, and an extensive NSAMT geophysical survey which is currently underway. One of the Phase 3 drill targets lies on the projection of the area where Peñoles currently has 6 rigs drilling.

MAG now is one of the largest mineral rights holders in the Zacatecas to Fresnillo district, (1200 square kilometres) with former production of 2 billion ounces of silver from the adjoining mining land positions. The MAG claims were filed to cover the likely extensions of the system along the Fresnillo-Zacatecas Trend. MAG has developed and successfully tested its innovative exploration tools for the district with the initial drilling at its Juanicipio property. Phase 1 drilling cut higher gold grades than are typically encountered in the Fresnillo District, prompting re-assessment of the magnitude and zoning of the Fresnillo system and leading to the interpretation that the known part of the Fresnillo District may be only

FORM 6K - MARCH 2004

MAG Silver Corp.

a small portion of a mega-district. Phase 3 drilling is expected to start in 4 weeks and extend out into MAG’s expanded land position.

Guigui Project, Santa Eulalia District, Chihuahua:  MAG recently completed an initial drilling program to seek the source zone(s) of the historic Santa Eulalia Silver Mining District on its 100% owned Guigui Property.  The program consisted of 6 holes: four drilled in the southwestern portion of the property (GG0301-04) and two holes drilled in the eastern part of the property (GG0405-06), the latter  seeking the southern extension of the San Antonio Mine (see table below). Based on the drilling of irregular mineralization in the eastern area and strong "near-mineralization" alteration and intrusive types in the western area, a 3-Axis Bore-Hole UTM survey is now being completed to locate more coherent mineralization near the holes drilled.

MAG Exploration Manager Dr. Peter Megaw said, "I am encouraged by our first round drilling results. We expect that the down-hole geophysics will provide additional targeting vectors for both areas.”

The Guigui property lies in the Santa Eulalia Mining District, 22 kilometres east of Chihuahua City, Chihuahua. The District has produced over 450 million ounces of high grade silver and substantial amounts of lead and zinc over the nearly 300-year period from 1702-2001. The extension of this system  is the primary exploration target at Guigui.

Don Fippi Project, Batopilas District, Chihuahua:  An orientation underground and surface-based NSAMT and 3-axis UTM survey began April 24th to focus on the potential for highly-conductive Batopilas-style native silver mineralization. The survey will test favorable areas revealed by detailed geologic mapping as well as areas in and near existing workings where old reports indicate silver ores may remain. A significant part of the survey is utilizing the recently reopened Porfirio Diaz Tunnel (PDT) (See Press Release of April 6, 2004) which gives underground access to over 3 kilometres of the western portion of the district. The geophysical results will be combined with detailed structural analysis to generate drill targets for testing in the third quarter of 2004.

The Don Fippi project area covers approximately 4,800 hectares centered on the historic Batopilas District located deep within the famous Copper Canyon country of southwestern Chihuahua State. Batopilas produced an estimated 200 to 300 million ounces of silver between 1660 and 1913 from bodies of very high grade crystalline native silver irregularly distributed along a series of NE-trending structures. Batopilas ore grades range from the 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to high-grade ores of up to 75% Ag. Significant tonnages of milling ore grading 265 g/T (8.5 oz/T) were also produced. Historically, Batopilas exploration was “stope and hope” with new bonanza grades encountered along structural breaks. MAG is applying a number of modern geological and geophysical exploration techniques to locate and predict potential new high-grade ore shoots.

Adargas District, Jimenez, Chihuahua:  Drilling has commenced to follow a chimney orebody to depth below historic high-grade oxide stopes. The project essentially resumes a major exploration company’s aborted 1997 drilling program, which hit 20 centimetres of Zn-Pb-Ag massive sulfides along this projection in the first hole, but which failed to reach target depth in their second (and final) hole drilled 300 metres away. Numerous geological targets and strong CSAMT anomalies remain untested. The extension of the former production zone is the primary target at Adargas. Pre-1924 production from Adargas was approximately 350,000 T of oxide ores grading 9-27 g/T (.25-.9 oz/T) Au, 1000 g/T (34 oz/T) Ag, and 24-36% Pb.

FORM 6K - MARCH 2004

MAG Silver Corp.

Cinco de Mayo Project, Benito Juarez District, Chihuahua State: The MAG Board approved a US$100,000 pre-drilling exploration budget on April 27, 2004. Exploration will utilize geochemical and geophysical techniques to trace mineralization from outcrop beneath adjoining cover. Work will begin immediately with the goal of developing targets for drilling in the fourth quarter of 2004.

Cinco de Mayo is a 2,500 hectare Carbonate Replacement Deposit (CRD) prospect located in north-central Chihuahua along the same major deep crustal break that underlies the important Santa Eulalia, Naica, and San Pedro Corralitos CRD/skarn systems. The potential of this property emerged from 15 years of systematic regional exploration by Dr. Peter Megaw that shows Cinco de Mayo shares many of the key features of the distal parts of the Santa Eulalia system. The potential for finding a large CRD system is excellent.

Sierra de Ramirez Property, Durango State:  The MAG Board approved a US$100,000 pre-drilling exploration budget for this project on April 27, 2004. Exploration will focus on determining the overall controls and zoning of the western half of the district to define the most favorable areas for encountering larger scale mineralization. Basic geological, geochemical and geophysical work will begin immediately to define targets for drilling in the fourth quarter of 2004 or first quarter of 2005.

The Sierra de Ramirez District lies in extreme eastern Durango State, approximately 80 kilometres west of the Western Silver’s Peñasquito Property in the famous Providencia-Concepcion del Oro, Zacatecas District. Sierra de Ramirez is a typical Mexican Carbonate Replacement Deposit (CRD) that produced an estimated 750,000-1,000,000 tons of very high grade (1000-3000 g/T Ag) Ag-Pb-Zn ores from Spanish Colonial times until the mid 1960s. Until recently, the land status was high fractionated, but MAG has acquired over 80% of the district by option from Minera Rio Tinto of Chihuahua, Mexico.

Qualified Person and Quality Assurance and Control

Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101, for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is a MAG Silver shareholder and a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

Readers are referred to the qualifying report dated November 19, 2002 by Pincock, Allen and Holt, Qualified Person, available at www.magsilver.com for background information on the projects and the programs underway.

About MAG Silver Corp.

MAG Silver, based in Vancouver Canada, is focussed on exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

President, Director

FORM 6K - MARCH 2004

MAG Silver Corp.

(Accompanying table on next page)

TABLE 1: SELECTED GUIGUI DRILLING ASSAY RESULTS

HOLE	FROM	TO	INTER.	REC	Au	Ag	Ag	Pb	Zn
			metres	%	ppb	ppm	oz/T	ppm	ppm

GG0405	244.00	244.40	0.40	98	560	109	3.5	56000	43000

GG0405	362.80	364.00	1.20	100		13	0.4	1290	2720

GG0405	407.90	418.20	10.30	100		24	0.8	1492	4898

GG0405	426.35	427.80	1.45	97		27	0.9	8100	5800

GG0405	480.60	483.15	2.55	100		16	0.5	2280	9351

GG0405	532.60	546.55	14	97		7	0.2	960	1409

GG0405	599	601	2	100		7	0.2	1226	1830

GG0405	606.80	610.90	4	100		3	0.1	171	7795

GG0405	615.05	618.00	3	95		3	0.1	319	3747

GG0405	675.55	678.95	3.40	100		13	0.4	271	1239

GG0405	759.00	762.75	1.85	82		29	0.9	212	254

GG0405	769.30	770.10	0.80	100	558	90	2.9	85	1034

GG0405	788.60	789.15	0.55	100		13	0.4	3830	2690

GG0406	433.85	434.75	0.90	100		23	0.7	208	387

GG0406	441.70	448.95	7.25	100		9	0.3	716	3751

GG0406	454.95	455.95	1.00	100		7	0.2	2760	4500

GG0406	462.45	464.70	2.25	100		3	0.1	489	969

GG0406	498.90	511.90	13.00	99		98	3.1	432	801
				INCLUDING
GG0406	501.95	510.25	8.30	97		131	4.2	569	1031

                   For further information on behalf of MAG Silver Corp. contact George S. Young

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 6K - MARCH 2004

MAG Silver Corp.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor  Vancouver BC  V6C 3B8

T: (604) 689-9853  F: (604) 689-8144

April 28, 2004

British Columbia Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, BC V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: Mag Silver Corp.
ISIN:	CA55903Q1046
Meeting Date:	June 11, 2004
Record Date for Notice:	May 5, 2004
Record Date for Voting:	May 5, 2004
Beneficial Ownership Determination Date:	May 5, 2004
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non-Declining Holders Only

If you require further information, please contact:

 “Ginna Tiongco”

Ginna Tiongco

PACIFIC CORPORATE TRUST COMPANY

                      /kh

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities - YT
cc: Ontario Securities Commission	cc: Nunavut
cc: TSX Venture Exchange	cc: CDS Inc.

FORM 6K - MARCH 2004

MAG Silver Corp.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.                 REPORTING ISSUER

MAG SILVER CORP.

800 – 409 Granville Street Vancouver BC, V6C 1T2

Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

ITEM 2.                DATE OF MATERIAL CHANGE

April 6, 2004

ITEM 3.                PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated April 6, 2004

ITEM 4.                SUMMARY OF MATERIAL CHANGE

MAG Silver reports that it has completed rehabilitation of the Porfirio Diaz Tunnel at its 100% owned Don Fippi Claims in the Batopilas District, Chihuahua, Mexico.

ITEM 5.                FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated April 6, 2004.

ITEM 6.         RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)   N/A

ITEM 7.              OMITTED INFORMATION   N/A

ITEM 8.                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: George Young, President   Phone: (604) 630-1399

ITEM 9.                STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 6th day of April, 2004.

MAG Silver Corp.

“George S. Young”

FORM 6K - MARCH 2004

MAG Silver Corp.

George S. Young, President

800-409 Granville Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399    Fax: (604) 484-4710

NR 04-05
TSX-V: MAG	April 6, 2004

MAG SILVER EXPLORATION UPDATE ON BATOPILAS PROJECT

MAG Silver Corp. (TSX-V: MAG) reports that it has completed rehabilitation of the Porfirio Diaz Tunnel at its 100% owned Don Fippi Claims in the Batopilas District, Chihuahua, Mexico.  The Batopilas district produced some 250,000,000 ounces of silver from shallow-level native silver-rich ores prior to 1865 and the 2.2 kilometre long Porfirio Diaz Tunnel was driven between 1882 and 1912 by the Batopilas Mining Company to provide deep level access beneath these old workings. Large amounts of native silver ores were produced through the tunnel and the company’s plan was to extend crosscuts up to 3 kilometres in several directions from the tunnel to undercut numerous additional high-grade veins lying farther away. However, the Mexican Revolution intervened in 1913 and advance on the tunnel ceased abruptly, leaving more than 80% of the shallow level workings untested at depth. Numerous targets amenable to modern exploration concepts and techniques therefore remain and MAG has consolidated the district for the first time since the revolution to test them.

MAG’s rehabilitated Porfirio Diaz Tunnel will allow direct underground search for new native silver oreshoots on, or adjacent to, former producing structures. Work included reconditioning over 500 metres of the tunnel, including timbering and removal of accumulated debris. Airflow has been restored and a secondary egress through the upper levels is being installed. The rehabilitated tunnel provides excellent underground drilling access as well as over 2.2 kilometres of access for testing the same sophisticated NSAMT geophysical technique MAG successfully applied at its Juanicipio Project in the Fresnillo Silver Camp of Zacatecas (See Press Release of November 21, 2003). MAG expects that the highly conductive native silver mineralization typical of Batopilas should respond well to this electrical technique and a combined NSAMT and TM orientation survey is planned for May.  The last activity in the tunnel was small-scale work in the mid-1970s, which partially exploited a native silver body in the “Contrapozo Caliente” in the extreme end of the tunnel. MAG expects that the response of remnant mineralization in the Contrapozo Caliente orebody should serve as a “thumbprint” to apply throughout the district.

Surface and underground mapping and sampling are on-going and will be combined with detailed structural analysis for surface and underground drill target delineation. Permitting, road construction and site preparation are slated for 3Q-04 with drilling to begin in 4Q-04.

FORM 6K - MARCH 2004

MAG Silver Corp.

Qualified Person and Quality Assurance and Control

Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101, for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is a MAG Silver shareholder and a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

Readers are referred to the qualifying report dated November 19, 2002 by Pincock, Allen and Holt, Qualified Person, available at www.magsilver.com for background information on the project and the program underway.

About MAG Silver Corp.

MAG Silver is focussed on exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production.  In addition to Batopilas, current projects include: 1) The Juanicipio and Lagartos Projects in the Fresnillo Mining District of Zacatecas…the world’s premier silver producer; 2) The Guigui Project in the Santa Eulalia District, the world’s largest known Carbonate Replacement Deposit (CRD); 3) The Adargas Project, one of the most gold-rich CRDs in Mexico; 4) Cinco de Mayo, a largely covered district-scale exploration play in the center of the Chihuahua CRD Belt; and 5) Sierra Ramirez, an exceptionally silver-rich CRD in eastern Durango near the famous Concepcion del Oro District.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

President, Director

For further information on behalf of MAG Silver Corp. contact George S. Young
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 6K - MARCH 2004

MAG Silver Corp.